# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PUBLIC COMPANY MANAGEMENT CORPORATION, CIK 0001141964
CUSIP: 744392101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 9350 Wilshire Boulevard, Suite 203, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 09/30/2020
Filed by CIK 0001900113
Persons authorized to receive notices and communications: Ronald J. Stauber, 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, California (CA), 90210, 310 487 0080

## Reporting persons
- REPOSITORY SERVICES LLC (CIK 0001900113): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 23,946,307; shared voting power 0; sole dispositive power 23,946,307; shared dispositive power 0; aggregate amount beneficially owned 23,946,307 (70.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: PUBLIC COMPANY MANAGEMENT CORPORATION
Address of issuer's principal executive offices: 9350 Wilshire Boulevard, Suite 203, Beverly Hills, California (CA), 90212

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Repository Services LLC (the "Reporting Person").
Residence or business address:
c/o Stauber Law Offices
9440 Santa Monica Boulevard 301
Beverly Hills, CA 90210
Present principal occupation or employment: Reporting Person acts as a holding company for investments.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: The Reporting Person is a limited liability company organized under the laws of the State of Wyoming.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired beneficial ownership of the Common Stock through the acquisition of outstanding shares from prior stockholders of the Issuer. The funds used for such acquisitions and transactions were obtained from the Reporting Person's capital contributions and working capital, which in turn was obtained from certain third-party investors who contributed capital to the Reporting Person and are entitled to an economic interest in the securities acquired by the Reporting Person, the allocation and terms of which will be determined pursuant to the Reporting Person's operating agreement and related investment agreements. These arrangements do not confer voting or dispositive power over the securities to such investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired and holds the Common Stock for the purpose of exercising control over the Issuer and influencing the Issuer's management, operations, capital structure and strategic direction. Subject to market conditions, the Issuer's financial position and other factors, the Reporting Person may from time to time: (a) cause the Issuer to enter into one or more business combination or reverse-merger transactions, including the proposed acquisition of Physicians Capital Management Corporation; (b) propose or effect changes to the Issuer's capitalization (including equity issuances, debt financings, or the creation of one or more classes or series of preferred stock); (c) influence the composition of the Issuer's board of directors and senior management; and (d) purchase additional shares of Common Stock or dispose of some or all of its current holdings in one or more open-market or privately negotiated transactions.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters described in paragraphs (a)-(j) of Item 4 of Schedule 13D, but reserves the right to develop such plans or proposals at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns 23,946,307 shares of Common Stock, representing approximately 70.3% of the Issuer's outstanding Common Stock (based on 34,276,812 shares outstanding as reported by the Issuer in its most recent Form 10-K. The Reporting Person has sole voting power and sole dispositive power with respect to all such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: 23,946,307
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Sepember 30, 2020

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Certain third-party investors have contributed capital to the Reporting Person and are entitled to an economic interest in the securities acquired by the Reporting Person. The allocation and terms of such economic interests will be determined pursuant to the Reporting Person's operating agreement and related investment arrangements. These arrangements do not confer voting or dispositive power over the securities to such investors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- REPOSITORY SERVICES LLC: Ronald J. Stauber, Vice President - Member (08/26/2026)